Skyauction.com, Incorporated
                                            501 Madison Avenue
                                            New York, New York 10022


                                            November 15, 2000



Mr. Robert Hall
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                      Re: Skyauction.com, Incorporated
                          Form S-1, filed July 27, 2000
                          Registration Number 333-42368

Dear Mr. Hall:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, Skyauction.com, Incorporated hereby requests that the Registration Statement on Form S-1, File Number 333-42368, relating to shares of common stock of Skyauction.com, Incorporated (the "Skyauction.com stock"), be withdrawn, effective immediately. Skyauction.com, Incorporated no longer intends to sell the Skyauction.com stock due to current unfavorable market conditions. Skyauction.com, Incorporated further advises that no Skyauction.com stock sought to be registered pursuant to the Registration Statement referenced above has been sold.

        Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawal upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement referenced above.

        Please contact Mark Hirshhorn at (212) 486-1250, should you require further information or have any questions.


                             Very truly yours,

                             /s/ Michael N. Hering
                             -----------------------------
                             Michael N. Hering
                             President and Chief Executive Officer